C&F FINANCIAL CORPORATION

December 31, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:C&F Financial Corporation

Registration Statement on Form S-3

Filed December 18, 2024

File No. 333-283895

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), C&F Financial Corporation, a Virginia corporation (the “Company”), hereby requests acceleration of the effective time of the above-referenced Registration Statement on Form S-3 to 4:00 p.m., Eastern Time, on January 2, 2025 or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Troutman Pepper Hamilton Sanders LLP by calling Susan Ancarrow at (804) 697-1861. Thank you for your assistance with this matter.

Sincerely,

C&F FINANCIAL CORPORATION

By:	/s/ Jason E. Long
Jason E. Long
Executive Vice President, Chief Financial Officer and Secretary

cc:Susan S. Ancarrow, Troutman Pepper Hamilton Sanders LLP

Seth A. Winter, Troutman Pepper Hamilton Sanders LLP

Thomas F. Cherry, C&F Financial Corporation

Jason E. Long, C&F Financial Corporation